                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

    (Mark One)

   /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

    For the fiscal year ended December 31, 1995

                                       OR

   / /  Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934 (No Fee Required)

       For the transition period from ________________ to ________________


       Commission file number 1-8993

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                EMPLOYEE STOCK OWNERSHIP AND 401(K) SAVINGS PLAN
          27555 FARMINGTON ROAD, FARMINGTON HILLS, MICHIGAN 48334-3357
                                  810-488-7000

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                              80 South Main Street
                       Hanover, New Hampshire  03755-2053
                                 (603) 643-1567

                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which Fund American Enterprises Holdings, Inc. is filing with respect to shares of Common Stock, $1.00 par value per share, of Fund American Enterprises Holdings, Inc. issuable under the Plan.


                               INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         A.      Financial statements for the Plan consisting of:

                 1.       Report of Independent Auditors

                 2. Statements of Assets Available for Benefits as of December 31, 1995 and 1994

                 3. Statements of Changes in Assets Available for Benefits for the years ended December 31, 1995 and 1994

                 4.       Notes to Financial Statements

                 5.       Schedule of Assets held for Investment Purposes

                 6.       Schedule of Reportable Transactions

         B.      Exhibit:

                23        Consent of Ernst & Young LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Source One Mortgage Services Corporation
                                             Employee Stock Ownership and 401(K)
                                             Savings Plan



Date:  September 27, 1996              By    /s/ Greg Ghilardi
                                          ______________________________________
                                             Greg Ghilardi
                                             Vice President - Human Resources
                                             Source One Mortgage Services
                                             Corporation

                           [ERNST & YOUNG LETTERHEAD]

                         Report of Independent Auditors

The Board of Directors
Source One Mortgage Services Corporation

We have audited the accompanying statements of assets available for benefits of the Source One Mortgage Services Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 31, 1996

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                  Statements of Assets Available for Benefits


                                                                               DECEMBER 31
                                                                           1995          1994
                                                                         --------------------

 ASSETS
 Investments, at fair value (Note 4):
   Fund American Enterprises Holdings, Inc.         common stock
                                                                     $5,022,492           $4,530,075

   Collective funds                                                      26,023               41,781
                                                                     ----------           ----------

 Total investments                                                    5,048,515            4,571,856
 Company contribution receivable (Note 3)                               998,175            1,084,110

 Accrued income                                                             131                  211
                                                                      ---------           ----------
 Total assets                                                         6,046,821            5,656,177


 LIABILITIES

 Due to bank                                                              2,762                    -
                                                                     ----------           ----------
 Net assets available for benefits                                   $6,044,059           $5,656,177
                                                                     ----------           ----------


See accompanying notes.

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

             Statements of Changes in Assets Available for Benefits


                                                          YEAR ENDED DECEMBER 31
                                                       1995                       1994
                                                    ------------------------------------
 Additions to assets attributed to:
  Investment income:
   Net realized and
   unrealized appreciation
   (depreciation) in fair
   value of stock                                     $  105,549                  $ (343,619)

  Interest income                                          2,506                       5,147

  Stock dividend income--Fund
   American Enterprises Holdings,
   Inc.                                                   13,969
                                                          ------                  -----------
                                                         122,024                    (338,472)

  Stock contributions from
   Source One Mortgage
   Services Corporation
   (Note 3)                                              998,175                   1,084,110
                                                      ----------                   ----------
 Total additions                                       1,120,199                     745,638

 Deductions from net assets attributed to:
  Benefits paid to participants
                                                         732,317                     270,929
                                                       ---------                     --------

 Net increase                                            387,882                     474,709
 Assets available for benefits at beginning of
 year                                                  5,656,177                   5,181,468

 Assets available for benefits at end of year
                                                      $6,044,056                  $5,656,177
                                                      -----------                 -----------

See accompanying notes.

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                         Notes to Financial Statements

                               December 31, 1995


1.       SIGNIFICANT ACCOUNTING POLICIES

The Source One Mortgage Services Corporation Employee Stock Ownership Plan ("Plan") was established as a profit-sharing plan designed to invest primarily in the stock of Fund American Enterprises Holdings, Inc. ("FAEH"). FAEH is a publicly held company. Source One Mortgage Services Corporation (the "Company" or "SOMSC") is an indirect wholly-owned subsidiary of FAEH.

Subsequent to December 31, 1995, SOMSC announced that effective October 1, 1996, the Plan will be merged into a newly formed 401(k) Savings Plan.

The fair values of the participation units owned by the Plan in the collective funds were based on quoted market values on the last business day of the plan year. The fair value of the investment in FAEH stock is based on the last sales price on the last business day of the plan year. Realized gains and losses are computed based upon a weighted average cost basis.

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       DESCRIPTION OF THE PLAN

The Plan is a noncontributory defined contribution plan sponsored by the Company. All administrative expenses associated with the Plan are paid by the Company. Employees are eligible to participate in the Plan after completing one year of service. A year of service for purposes of determining whether an individual is eligible to participate in the Plan means the 12 consecutive month period following the date the individual starts work upon completion of l,000 hours of service. There are two entrance dates for the Plan each year, January 1st and July 1st.

Each eligible participant has a FAEH stock account and a cash account. This account is adjusted each year for (1) an allocation of the FAEH's common stock contributed to the Plan, if any, and (2) any forfeitures of FAEH stock resulting from the termination of employment of other participants in the Plan before their accounts are fully vested and (3) interest and dividends. These allocations are based on a percentage of participant compensation, as defined.

Participants are eligible for 100% of their account balance upon retirement after attaining age 65, becoming disabled, or to the employee's beneficiary in the case of death. Reduced percentages of their account balance are payable to the participants at termination, in accordance with the following vesting table:

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                   Notes to Financial Statements (continued)



                                                        PERCENTAGE
 YEARS OF SERVICE                                         VESTING

 Less than 3                                                0%

 3 but less than 4                                          30
 4 but less than 5                                          40

 5 but less than 6                                          60
 6 but less than 7                                          80

 7 years or more                                           100


Upon termination for any reason, participants can elect to receive either the cash proceeds from the sale of their stock by the trustee or the FAEH stock. Payments and distributions are made in accordance with Plan provisions.

The Company reserves the right at any time to amend or terminate the Plan. Upon termination of the Plan, participant accounts, after the payment of any Plan termination expenses, would be valued as of the date of such termination and would be 100% vested.

Additional information about the Plan agreement and benefit provisions is contained in the pamphlet entitled "Employee Stock Ownership Plan - Summary Plan Description".

3.       CONTRIBUTIONS

The Company normally contributes to the Plan each calendar year an amount determined at the discretion of the Company's Board of Directors, not exceeding certain limits imposed by the Internal Revenue Code (IRC). For the Plan years December 31, 1995 and 1994, the Board voted to contribute FAEH stock having a value equal to $998,175 and $1,084,110, respectively (approximately 3% of the sum of the individual participant's creditable compensation).

4.       INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 1995 and 1994, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated and depreciated, respectively, in fair value, as determined by quoted market price, as follows:

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                   Notes to Financial Statements (continued)



                                                                       NET
                                                                   UNREALIZED
                                                                  APPRECIATION                    FAIR
                                                                 (DEPRECIATION)                   VALUE
                                                                 IN FAIR VALUE                   AT END
                                                                  DURING YEAR                    OF YEAR
                                                                 -----------------------------------------
 Year ended December 31, 1995:

          Collective funds                                            $      -                 $   26,023

          Common Stock                                                  228,576                 5,022,492
                                                                 ---------------------=------------------
                                                                      $ 228,576                $5,048,515
 Year ended December 31, 1994:                                   ========================================

          Collective funds                                            $      -                 $   41,781

          Common stock                                                 (343,619)                4,530,075
                                                                 ----------------------------------------
                                                                      $(343,619)               $4,571,856
                                                                 ========================================

 The fair value of individual investments that represent 5% or more of the Plan's net assets at either year-end are as follows:


                                                                       1995                      1994
                                                                 -----------------------------------------
Common Stock:
  Fund American Enterprises Holdings,
 Inc.                                                                 $5,022,492                $4,530,075


5.       INCOME TAX STATUS

The Internal Revenue Service ruled on July 29, 1992 that the Plan qualifies under section 401 (a) of the Internal Revenue Code of 1986 (the "Code"), and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its qualification. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                Schedule of Assets Held for Investment Purposes

                 December 31, 1995 and for the year then ended




                                                        Description of Investment Including
Identity of Issue, Borrower,                             Maturity Date, Rate of Interest,                            Current
 Lessor or Similar Party                                Collateral, Par or Maturity Date           Cost               Value
- ------------------------------------------------------------------------------------------------------------------------------------
 Fund American Enterprises Holdings, Inc.               67,416 shares of common stock             $5,580,181          $5,022,492

 Comerica                                               26,023 units of Short-Term                    26,023              26,023
                                                        Investment Fund
                                                                                                ------------------------------------
                                                                                                  $5,606,204          $5,048,515
                                                                                                ====================================




 There were no investment assets reportable as both acquired and disposed of during the year.

                    Source One Mortgage Services Corporation
                         Employee Stock Ownership Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1995



                                   DESCRIPTION OF ASSET (INCLUDING
                                   INTEREST RATE AND MATURITY IN
                                   CASE OF A LOAN)                          PURCHASE         SELLING       LEASE RENTAL
IDENTITY OF PARTY INVOLVED                                                   PRICE            PRICE
- -------------------------------------------------------------------------------------------------------------------------
 Category i) A transaction with
 respect to any plan asset
 involving an amount in excess
 of 5% of the current value of
 the Plan assets:
          Comerica Bank            1,084,538 units of Short-Term
                                     Investment Fund                         $1.00

                                   1,089,476 units of Short-Term
                                     Investment Fund                                          $1.00

          Fund American            13,500 shares of common stock             74.48
          Enterprises Holdings,
          Inc.

 Category iii) A series of
 transactions involving
 securities of the same issue
 which, when aggregated,
 involve an amount in excess of
 5% of the current value of
 plan assets:

          Comerica Bank            Short-Term Investment Fund:
                                     21 purchases
                                     12 sales



          Fund American
          Enterprises Holdings,    Common stock:
          Inc.                        2 purchases
                                     12 sales






                                                                             CURRENT
                                                                             VALUE OF
                                            EXPENSE          COST            ASSET OF               NET
                                           INCURRED           OF             TRANSACTION           GAIN
                                          TRANSACTION         ASSET           DATE                (LOSS)
                                          --------------------------------------------------------------
 Category i) A transaction with respect
 to any plan asset involving an amount                       $1,084,538       $1,084,538
 in excess of 5% of the current value of
 the Plan assets:
         Comerica Bank                                        1,089,476        1,089,476          $








          Fund American                                       1,006,830        1,006,830
          Enterprises Holdings,
          Inc.

 Category iii) A series of
 transactions involving
 securities of the same issue
 which, when aggregated,
 involve an amount in excess of
 5% of the current value of
 plan assets:

          Comerica Bank
                                                              1,807,885        1,807,885
                                                              1,823,643        1,823,643               -



          Fund American
          Enterprises Holdings,
          Inc.                                                1,089,476        1,089,476
                                                                825,635          702,608            (123,027)


 There were no transactions reportable under categories ii) or
 iv).

                                 EXHIBIT INDEX




Exhibit Number            Description
- --------------            -----------

    (A)                   Financial statements for the Plan consisting of:

                          1.   Report of Independent Auditors

                          2. Statement of Assets Available For Benefits as of December 31, 1995 and 1994

                          3. Statement of Changes in Assets Available for Benefits for the years ended December 31, 1995 and 1994

                          4.   Notes to Financial Statements

                          5.   Schedule of Assets Held for Investment Purposes

                          6.   Schedule of Reportable Transactions

     23                   Consent of Ernst & Young LLP